UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 3)

MICT, INC.

(Names of Subject Company (Issuer))

BNN TECHNOLOGY PLC

(Name of Filing Persons (Offeror))

Global Fintech Holdings Ltd.

Mark Hanson

Darren Mercer

(Name of Filing Persons (Other Persons))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

55328R109

(CUSIP Number of Class of Securities)

Darren Mercer, Executive Director

BNN Technology PLC

First Floor Mallory House

Goostrey Way

Knutsford

Chesire WA16 7GY

United Kingdom

+44 (0) 1565 872990

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of Filing Persons)

With copies to:

Richard Anslow, Esq.

Jonathan Deblinger, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105

(212) 370-1300

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Filing Fee(2)
$3,223,148	$390.65

(1)

Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (A) 1,953,423 shares of common stock, par value $0.001 per share, of MICT, Inc. (representing the maximum number of shares subject to the tender offer) and (B) $1.65 per share (representing the offer price).

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per million dollars of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $390.65	Form or Registration No.: Schedule TO
Filing Party: BNN Technology PLC	Date Filed: February 5, 2019

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by BNN Technology PLC, a private limited company organized under the laws of the United Kingdom (“Purchaser”), with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2019 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase up to 1,953,423 shares (the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”), of MICT, Inc., a Delaware corporation (“MICT” or the “Company”), at a price of $1.65 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 5, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of the Purchaser, Global Fintech Holdings Ltd., Mark Hanson and Darren Mercer. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO is hereby amended and supplemented by adding the following new paragraphs thereto:

“On April 29, 2019, Purchaser announced an extension of the Expiration Date of the Offer to 5:00 p.m., New York City time, on Wednesday, May 29, 2019, unless the Offer is further extended. The Offer was previously scheduled to expire at 5:00 p.m., New York City time, on Monday, April 29, 2019.

The Depositary has indicated that, as of 4:00 p.m., New York City time, on April 29, 2019, 5,012,314 Shares have been validly tendered and not properly withdrawn pursuant to the Offer.

The full text of the press release issued by Purchaser announcing the extension of the Offer is attached as Exhibit (a)(1)(J) to this Schedule TO and is incorporated by reference herein.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(J)	Press release issued by Purchaser regarding extension of the Offer on April 29, 2019.

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

All references to “5:00 p.m., New York City time, on Monday, April 29, 2019” in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) are amended and replaced with “5:00 p.m., New York City time, on Wednesday, May 29, 2019.”

SIGNATURE

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2019

BNN TECHNOLOGY PLC

	By:	/s/ Darren Mercer
Name: Darren Mercer
Title: Executive Director

GLOBAL FINTECH HOLDINGS, LTD.

	By:	/s/ Darren Mercer
Name: Darren Mercer
Title: Director

	By:	/s/ Darren Mercer
Darren Mercer

	By:	/s/ Mark Hanson
Mark Hanson

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated February 5, 2019.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Joint Press release issued by Purchaser and MICT on July 2, 2018 (incorporated by reference to exhibit 99.2 to the Form 8-K filed by MICT on July 2, 2018).

(a)(1)(F)	Joint Press release issued by Purchaser and MICT on December 20, 2018 (incorporated by reference to exhibit 99.1 to the Form 8-K filed by MICT on December 21, 2018).

(a)(1)(G)	Press release issued by Purchaser on February 5, 2019.*

(a)(1)(H)	Press release issued by Purchaser regarding extension of the Offer on March 13, 2019.*

(a)(1)(I)	Press release issued by Purchaser regarding extension of the Offer on April 8, 2019.*

(a)(1)(J)	Press release issued by Purchaser regarding extension of the Offer on April 29, 2019.

(b)	None.

(d)(1)	Acquisition Agreement, dated December 19, 2018, by and among MICT, Purchaser, Global Fintech Holdings Ltd., Brookfield Interactive (Hong Kong) Limited, ParagonEx LTD and the other parties thereto (incorporated by reference to exhibit 2.1 to the Form 8-K filed by MICT on December 21, 2018).

(d)(2)	Form of Voting Agreement (incorporated by reference to exhibit 10.1 to the Form 8-K filed by MICT on December 21, 2018).

(g)	None.

(h)	None.

* Previously filed